SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35828; File No. 812-15819

Sardis Credit Opportunities Fund and Sardis Group, LLC

December 17, 2025

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of an application under section 6(c) of the Investment Company Act of 1940 (the "Act")
for an exemption from sections 18(a)(2), 18(c) and 18(i) of the Act, under sections 6(c) and 23(c)
of the Act for an exemption from rule 23c-3 under the Act, and for an order pursuant to section
17(d) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain registered closed-end
investment companies to issue multiple classes of shares, to impose early withdrawal charges,
and to impose asset-based distribution and/or service fees.

Applicants: Sardis Credit Opportunities Fund and Sardis Group, LLC

Filing Dates: The application was filed on May 29, 2025, and amended on August 29, 2025.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless
the Commission orders a hearing. Interested persons may request a hearing on any application by
e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a
copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or
personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing
requests should be received by the Commission by 5:30 p.m. on January 12, 2026, and should be
accompanied by proof of service on Applicants, in the form of an affidavit or, for lawyers, a
certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature

of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Colin McBurnette, Sardis Group, LLC, 4200 Northside Parkway, Building 4, Suite 300, Atlanta, GA 30327, with copies to Terrence Davis, Esq. & Tanya Boyle, Esq., DLA Piper, LLP, 1201 West Peachtree Street, Suite 2900, Atlanta, GA 30309, Terrence.davis@dlapiper.com.

FOR FURTHER INFORMATION CONTACT: Erin Loomis Moore, Senior Counsel, or Matthew Cook, Acting Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' application, dated August 29, 2025, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at, https://www.sec.gov/edgar/searchedgar/companysearch. You may also call the SEC's Office of Investor Education and Advocacy at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.